

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2018

Carlos Alberto Treviño Medina
Director General
Mexican Petroleum
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México 11300
México

Re: Mexican Petroleum
Registration Statement on Form F-4
Filed September 25, 2018
File No. 333-227508

Dear Mr. Treviño Medina:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick at 202-551-3056 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources